The Flex-funds
6125 Memorial Drive
Dublin, OH  43017
614-766-7000

January 12, 2010

Ms. Sheila Stout
United States Securities & Exchange Commission
Division of Investment Management
450 5th Street, NW
Washington, DC 20549

Dear Ms. Stout:

In connection with your recent review of The Flex-funds’ annual report and Form N-CSR for the fiscal year ended December 31, 2008, the following letter is in response to your follow-up issues that were discussed telephonically on December 15, 2009.

Return of capital distributions in compliance with Rule 19a-1 of the Investment Company Act of 1940 (written statement to accompany dividend payments by management companies)

You originally asked whether or not The Flex-fund that paid return of capital in 2008 was in compliance with Rule 19a-1 of the Investment Company Act of 1940.  We responded to your initial inquiry; however, you still questioned whether The Flex-fund in question was in compliance with said rule.

The limited liability partnerships that were investments in 2008 have remained as investments in The Total Return Utilities Fund (the “Fund”) for 2009.  As such, we agree it is possible that a portion of the 2009 distributions made by the Fund will be a return of capital, although we will not know that until Schedule K-1s are received in 2010.  We made what we believed to be a reasonable effort to notify the security holders of record of the Fund of the potential return of capital distribution by explaining on confirmation statements that a part of the distribution made may be a return of capital, which the Fund further stated would be determined and reported after December 31, 2009.

Effective immediately the Fund will estimate the return of capital distribution monthly.  This estimate will be calculated proportionately by obtaining the percentage of income and dividends over the total distributions reported on the prior year Schedule K-1.  This percentage will then be applied to the current year partnership distribution paid by the underlying companies.  The total gross income used to calculate the distribution of the Fund will be separated accordingly to estimate the ordinary income and return of capital distributions.  The per share amounts of the distributions of the Fund will be reported on a separate paper and will include source information.  Any known significant differences will be communicated to the shareholders of record of the Fund at the earlier of the next scheduled distribution payment or when the 1099-DIV is provided.  Any such communication will also be on a separate paper.

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In closing, we trust that the foregoing is responsive to your comments and concerns.  If you desire any additional information, please let us know by direct contact with the undersigned.

Very truly yours,

/s/ Bruce E. McKibben

Bruce E. McKibben
Treasurer
The Flex-funds

cc:  Robert S. Meeder, Jr., James W. Didion